                                                Filed pursuant to Rule 424(b)(3)
                                       Registration Statement File No. 333-87001


                 PROSPECTUS SUPPLEMENT DATED FEBRUARY 11, 2000
                                       TO
                      PROSPECTUS DATED SEPTEMBER 28, 1999

                                 PIXTECH, INC.

     This Prospectus Supplement includes the attached Current Report on Form 8-K of PixTech, Inc. dated January 25, 2000 and previously filed by PixTech with the Securities and Exchange Commission.

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                    FORM 8-K


                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(D) OF THE

                        SECURITIES EXCHANGE ACT OF 1934


               Date of Report (Date of earliest event reported):


                                JANUARY 25, 2000


                                 PIXTECH, INC.

             (Exact name of registrant as specified in its charter)


        DELAWARE                         0-26380                 04-3214691
(State or other jurisdiction         (Commission File          (IRS Employer
    of incorporation)                     Number)            Identification No.)


                  AVENUE OLIVIER PERROY, 13790 ROUSSET, FRANCE

             (Address of principal executive offices and zip code)


              Registrant's telephone number, including area code:

                              011-33-4-42-29-10-00

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

ITEM 5.


On January 25, 2000, PixTech, Inc. ("PixTech" or the "Company") announced an agreement with Audi A.G. and other parties to jointly design, develop, test and deliver a 7-inch color field emission display for automotive applications. PixTech is expected to receive 1.78 million EURO in funding from the European Commission. The Company's press release announcing this transaction is filed as
Exhibit 99.1 hereto.

ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.


      (a)  Financial Statements of Business Acquired.


      Not applicable.


      (b) Pro Forma Financial Information.


      Not applicable.


      (c) Exhibits


      99.1 Press Release issued by the Company on January 25, 2000. Filed herewith.

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

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


February 8, 2000           PIXTECH, INC.


                           By: /s/ Marie Boem
                           ------------------


                              Marie Boem

                              Interim Chief Financial Officer

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

                                 EXHIBIT INDEX
                                 -------------

99.1  Press Release issued by the Company on January 25, 2000.  Filed herewith.

                                  EXHIBIT 99.1
                                  ------------

            PixTech Announces Joint Development Agreement with AUDI

             - European Commission IST to sponsor FED development -

FOR RELEASE: Jan 25, 2000

Santa Clara, Calif. and Rousset, France, January 25, 2000- PixTech, Inc. (NASDAQ/NM and EASDAQ: PIXT) today announced an agreement with AUDI and other partners to jointly design, develop, test and deliver a 7-inch color field emission display (FED) for automotive applications. This agreement is part of a European Commission IST Program. Under the terms of the agreement, PixTech will receive funding from the European Commission of approximately 1.78 Million EURO to design and develop the FED display. AUDI will perform the testing and evaluation.

Dieter Mezger, President and CEO of PixTech stated, "We are very pleased to be a part of this program and look forward to its success. Development of a 7-inch color FED would broaden our product line and ultimately provide automobile manufactures with a viable option to improve car information systems."

The development program will begin in January 2000 with PixTech expected to deliver qualified FED displays for testing within eighteen-months. These FEDs will be 7-inch (diagonally), full color, have a 16:9 aspect ratio with 480 x 234 resolution and will be true video rate capable.

Bernhard Senner, AUDI project leader commented, "PixTech's FED technology offers display performance characteristics tailored for the automotive market. Viewing angle, fast display response time, and ability to operate in extreme temperature conditions are all essential elements of a superior driver information system."

Upon successful completion of testing, these displays will be used for navigation, entertainment, and as a multi-functional display in the AUDI A8 automobile with other AUDI models to follow.

Partners of the 3 Million Euro European Commission IST funded project include PixTech, AUDI, XSYS, LETI, and SAES Getters. PixTech will be responsible for the development and manufacturing of the FED displays. AUDI, a subsidiary of Volkswagen, with be responsible for testing and evaluation. XSYS, a subsidiary of Harman International, will be responsible for systems integration. LETI (Laboratoire d'Electonique de Technologie et d'Instrumenations), the research arm of CEA (Commissariat a l'Energie Atomique- the French atomic agency), will be responsible for special tasks and SAES Getter, a world leader in getters, will optimize getter materials for FEDs.

ABOUT AUDI.

AUDI is a German car manufacturer, which belongs to the VOLKSWAGEN group. The Company has manufacturing plants in Ingolstadt (Germany), Neckarsulm (Germany) and Gyoer

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(Hungary) with a total capacity of 600 000 cars a year. AUDI is oriented towards quality and technological innovation in cars. Quattro, TDI, aluminum body and state of the art electronic equipment, are all representative of the AUDI slogan "advantage by technology". As an early integrator of graphic displays for car information systems, AUDI has extensive interest in new display technologies.


ABOUT PIXTECH, INC.

PixTech designs, develops and manufactures field emission displays (FEDs), a new type of flat-panel display. The Company operates a flat-panel display pilot manufacturing facility in Montpellier, France, an R&D facility in Boise, Idaho, and has offices in Boise (Idaho), Santa Clara (California), and Rousset (France). PixTech is currently developing high-volume manufacturing capabilities for its FEDs in Taiwan under a contract manufacturing arrangement with Unipac, a Taiwanese AM-LCD manufacturer. PixTech has also established a marketing partnership with Sumitomo Corporation, the exclusive distributor in Japan. More information is available from the Company's web site at http://www.pixtech.com Statements that are not historical facts, including statements about PixTech's confidence and strategies, the development of new or existing products, technologies and opportunities, marked demand or acceptance of new or existing products are forward-looking statements that involve risks and uncertainties. These uncertainties include but are not limited to, the risk associated with transitioning to high volume manufacturing of FED displays at Unipac, product demand and market acceptance risks, commitment of Unipac and/or of PixTech licensees, ability of the Company to grant other licenses under FED technology, validity and enforceability of PixTech's patent rights, infringement by PixTech of other patent rights, impact of competitive product and prices, product development, commercialization or technological delays or difficulties, trade, legal, social and economic risks detailed in PixTech's Securities and Exchange Commission filing including its form 10-K for the year 1998 and any subsequent filings.

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